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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)


                               Pameco Corporation
                         -------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
                         -------------------------------
                         (Title of Class of Securities)


                                    697934107
                         -------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                         -------------------------------
                                     (Date)


        Check the following box if fee is being paid with this statement


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CUSIP NO. 697934107
          ---------
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1)  Names of Reporting Persons                  I.R.S. No. 31-0738296
    S.S. or I.R.S. Identification Nos. of       BANK ONE CORPORATION
    Above Persons

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2)  Check the Appropriate Box if a
    Member of a Group                           (a)
    (See Instructions)                              ---------------------
                                                (b)
                                                    ---------------------

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3)  SEC Use only

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4)  Citizenship or Place of
    Organization                                ILLINOIS

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Number of Shares           (5) Sole Voting Power              311,200
Beneficially                                              ---------------
Owned by                   (6) Shared Voting Power               0
Each Reporting                                            ---------------
Person with                (7) Sole Dispositive Power         310,200
                                                          ---------------
                           (8) Shared Dispositive Power          0
                                                          ---------------

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9)  Aggregate Amount Beneficially                             311,200
    Owned by Each Reporting Person                        ---------------

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10) Check if the Aggregate Amount
    in Row (9) Excludes Certain
    Shares (See Instructions)

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11) Percent of Class Represented
    by Amount in Row 9                                         6.38%
                                                          ---------------
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12) Type of Reporting Person
    (See Instructions)                                          HC
                                                          ---------------
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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a)  Name of Issuer:                                Pameco Corporation
                                                        ------------------------

Item 1(b)  Address of Issuer's principal executive
           offices:                                     1000 Center Place
                                                        ------------------------
                                                        Norcross, GA 30093
                                                        ------------------------

                                                        ------------------------

Item 2(a)   Name of person filing:                      BANK ONE CORPORATION

Item 2(b)   Address of principal business office or,    One First National Plaza
            if none residence:                          Chicago, IL 60670

Item 2(c)   Citizenship:                                Not Applicable

Item 2(d)   Title of class of securities:               Common Stock
                                                        ------------------------

Item 2(e)   CUSIP No.:                                  697934107
                                                        ------------------------

Item 3.     This statement is filed pursuant to Rule 13d-1(c).

Item 4.     Ownership

            This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Pameco Corporation
                             ---------------------------------------------------

            --------------------------------------------------------------------

            (a) Amount beneficially owned:                      311,200
                                                        ------------------------
            (b) Percent of class                                 6.38%
                                                        ------------------------

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote:       311,200
                                                                   -------------
                (ii)  Shared power to vote or to direct the vote:        0
                                                                   -------------
                (iii) Sole power to dispose or to direct the
                      disposition of:                                 310,200
                                                                   -------------
                (iv)  Shared power to dispose or to direct the
                      disposition of:                                    0
                                                                   -------------
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Item 5.  Ownership of 5 percent or less of a Class.                      N/A
                                                                       ---------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.   N/A
                                                                       ---------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         -----------------------------------------------------------------------

                         Pegasus Funds
                         First National Bank of Chicago

Item 8.  Identification and Classification of Members of the Group.      N/A
                                                                       ---------

Item 9.  Notice of Dissolution of Group.                                 N/A
                                                                       ---------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:   2/1/99
      -------------

                                           BANK ONE CORPORATION

                                           By: /s/ DAVID J. KUNDERT
                                               David J. Kundert
                                               EXECUTIVE VICE PRESIDENT